FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation

(the “Company”)

Suite 4400, 40 King Street West

Toronto, Ontario  M5H 3Y4

Item 2.

Date of Material Change

February 6, 2016

Item 3.

News Release

A news release was issued on February 9, 2016 and disseminated through Marketwired.

Item 4.

Summary of Material Change

On 6 February 2016, the Company received and immediately accepted the resignation of Joseph K. Kahama, Chairman of the Board.

Item 5.1

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact:

James E. Sinclair

President and CEO

1-844-364-1830

Item 9.

Date of Report

February 9, 2016

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

PO Box 577

Trade Symbol:

Sherman, CT  06784

TSX:

 TNX

Tel:  1-844-364-1830

NYSE MKT:  TRX

Fax:  1-860-799-0350

Toronto Office:

Suite 4400, Scotia Plaza

40 King Street West

Toronto, Ontario   M5H 3Y4

Toll free:  1-844-364-1830

Website:  www.TanzanianRoyaltyExploration.com

Email:  investors@TanzanianRoyalty.com

News Release – February 9, 2016

Tanzanian Royalty Exploration Corporation Gratefully

Acknowledges and Accepts the Resignation of Joseph K. Kahama

TORONTO, ONTARIO--(Marketwired February 9, 2016) - On 6 February 2016, Tanzanian Royalty Exploration Corporation (TSX:TNX)(NYSE MKT:TRX) (the "Company") received and immediately accepted the resignation of Joseph K. Kahama, Chairman of the Board.

Mr. Kahama “Joe” has been involved with Tanzanian Royalty and its predecessors in interest since 1997.  His contributions are acknowledged.  “My resignation as Chairman of the Board comes after deep and lengthy thoughts...”  Joe has been considering this move and we mutually agree with this parting of the ways as he follows his personal interests and we pursue our goals of success for Tanzanian Royalty.

We understand Joe's dedication and commitment to the United Republic of Tanzania, and honor his patriotism to his homeland.  As a corporation, there is often a divergence of interest between government and corporate interests.  Although the path of business and government is intended to be mutually beneficial, conflicts can and do occur, and allegiances and alliances may then differ.  Our goal is for the highest good for Tanzanian Royalty and its shareholders.  As in all things, change is sometimes necessary and growth can be uncomfortable.  We will move ahead with positive and continued dedication to our commitment to the success of Tanzanian Royalty.

We take this opportunity to wish Joe well in his future endeavors, whether those opportunities are in government or the private sector, and trust that he will bring the same abilities he provided to Tanzanian Royalty to whatever position he embraces.

Respectfully submitted,

James E. Sinclair

Chief Executive Officer

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

- A2 -

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

This news release contains certain forward-looking statements and forward-looking information, including but not limited to that the Company will be able to the production ramp up previously disclosed. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company contained in our SEC filings including our annual report on Form 20-F and other reports filed with the SEC concerning these risks and uncertainties.